Christopher Bruno

President

RSE Markets, Inc.

T 413-822-9740

chris@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

347-952-8058

September 13, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Mara Ransom, Assistant Director

Re: RSE Archive, LLC

Offering Statement on Form 1-A

Filed August 13, 2019

Amendment No. 1 to Offering Statement on Form 1-A

Filed August 19, 2019

File No. 024-11057

Ladies and Gentlemen:

This letter sets forth the response of RSE Archive, LLC (the “Company”) to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A publicly submitted to the Commission on August 13, 2019 (the “Offering Statement”) and Amendment No. 1 to the Offering Statement on Form 1-A publicly submitted to the Commission on August 19, 2019, contained in the Staff’s letter, dated September 11, 2019 (the “Comment Letter”),  The Company has further revised the Offering Statement and is filing Amendment No. 2 to the Company’s Offering Statement on Form 1-A (“Amended Offering Statement”) together with this response letter.  The Amended Offering Statement reflects amended disclosure and updates in response to each of the Staff’s comments.

For the convenience of the Staff, the comments from the Comment Letter are restated in bold prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. The relevant changes to the disclosure we have made are underlined in the text below. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Offering Statement showing changes to the Offering Statement.

Master Series Table, page 8

1.Tell us why you believe it is appropriate to include in your table the assets for which you have not yet entered into a purchase option agreement and for which negotiations are currently underway. Given that the terms under which these assets will be acquired and the timing and offering terms are uncertain at this time, we suggest removing these assets from your offering circular.

Response:

In response to the Staff’s comments, the Company has revised the disclosure in the offering circular to remove those assets for which it has not yet entered into a purchase agreement.

Governing law, page 16

2.We note your revisions to your Offering Circular concerning the parameters of your exclusive forum provisions as applied to the Exchange Act and the Securities Act, however, your disclosure does not clearly state, as previously requested in comment 1, whether your exclusive forum provision applies to claims under the U.S. federal securities laws. Please revise to explicitly state as much. Also, revise your Form of Subscription Agreement, filed as Exhibit 4.1, and your Limited Liability Company Agreement, filed as Exhibit 2.2, to reflect your revised disclosure. This comment also applies to your waiver of jury trial provision.

Response:

The Company respectfully advises the Staff that it believes the Company’s exclusive forum and jury trial provisions are not intended to apply to claims arising under the federal securities laws, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  In response to the Staff’s comments, the Company has revised the risk factor on page 33 and included additional disclosure on pages 135. In response to the Staff’s comment, the Company has also amended the Form of Subscription Agreement (see Section 11) and the Limited Liability Company Agreement (see Section 15.8) to more clearly reflect the disclosure in the offering circular, and has filed these with the Amended Offering Statement.

The Company believes that this approach is consistent with that taken in recent securities offerings by Orisun Acquisition Corp in August 2019 (File No. 333- 232356), by Kura Sushi USA, Inc. in July 2019 (File No. 333-232551), by Obalon Therapeutics, Inc. in July 2019 (File No. 333-232276), by Tuscan Holdings Corp. II in July 2019 (File No. 333- 232205) and by YouNow, Inc. in July 2019 (File No. 024-11018).

Exhibits

3.We note that in paragraph 5. (a) of the subscription agreement you ask investors to represent that they have read the Offering Circular. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the Offering Circular, please remove this clause.

Response:

In response to the Staff’s comments, the Company has removed the representation that the investor has “received and carefully read the Company’s offering circular” in clause 5(a) from the Subscription Agreement and has filed such revised Form of Subscription Agreement with the Amended Offering Statement.

4.We note that you have filed testing the water materials as Exhibit 13.1. We cannot read the first three pages of the exhibit. Please re-file the exhibit in a revised format.

Response:

In response to the Staff’s comments, the Company has filed the testing the waters materials in a revised format with the Amended Offering Statement.

Amendment No. 1 to Form 1-A filed August 19, 2019

Exhibit 12.1, page 1

5.Please have counsel revise their legal opinion to also opine, if true, that investors will not be obligated to make any payments to the company or its creditors in connection with the purchase or continued holding of the securities, other than the purchase price for the securities.

Response:

The Company acknowledges the Staff’s comment and in response counsel’s legal opinion has been revised.  The Company has filed such revised legal opinion with the Amended Offering Statement.

Please feel free to call me with any questions at 413-822-9740.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

cc:

Scott Anderegg, Esq.

Scott Stringer

Donna Di Silvio

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean M. Colucci, Duane Morris LLP